Exhibit 21.1

Subsidiaries of the Registrant
Name	Jurisdiction
Ikanos Communications International, Inc.	California
Ikanos Communications (India) Private, Ltd.	India
Ikanos Communications Japan KK	Japan
Ikanos Communications GmbH, a wholly owned subsidiary Ikanos Communications International, Inc.	Germany
Ikanos Communications Europe	France